EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28,		Year Ended May 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$2,995	$3,119	$4,579	$2,740	$1,627	$3,658	$4,338
Add back:
Interest expense, net of capitalized interest	395	370	502	336	235	160	82
Amortization of debt issuance costs	2	8	11	8	5	4	5
Portion of rent expense representative of interest factor	914	742	1,182	924	908	876	864
Earnings as adjusted	$4,306	$4,239	$6,274	$4,008	$2,775	$4,698	$5,289
Fixed Charges:
Interest expense, net of capitalized interest	$395	$370	$502	$336	$235	$160	$82
Capitalized interest	45	30	41	42	37	29	45
Amortization of debt issuance costs	2	8	11	8	5	4	5
Portion of rent expense representative of interest factor	914	742	1,182	924	908	876	864
	$1,356	$1,150	$1,736	$1,310	$1,185	$1,069	$996
Ratio of Earnings to Fixed Charges	3.2	3.7	3.6	3.1	2.3	4.4	5.3